UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

January 31, 2023

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

3 Temasek Avenue

Level 18 Centennial Tower

Singapore 039190

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Results of Extraordinary General Meeting

On January 31, 2023, ASLAN Pharmaceuticals Limited (the “Company”) held an Extraordinary General Meeting (the “Meeting”) of shareholders. At the Meeting, the Company’s shareholders voted on two resolutions, which were described in the Notice of Extraordinary General Meeting (attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on December 21, 2022), and each of which were duly approved by the requisite shareholders under the Companies Act (as amended) of the Cayman Islands and the Company’s Amended and Restated Memorandum and Articles of Association of the Company.

Resolution 1:

THAT, as an Ordinary Resolution, the authorised share capital of the Company be increased:

(A) FROM: US$5,000,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.01 each.

(B) TO: US$10,000,000 divided into 1,000,000,000 ordinary shares of a nominal or par value of US$0.01 each.

For	Against	Abstain
337,974,366	2,625,200	1,381,425

Resolution 2:

THAT, as a Special Resolution, the existing Memorandum and Articles of Association of the Company (being the Tenth Amended and Restated Memorandum and Articles of Association of the Company) be replaced in their entirety with a new Memorandum and Articles of Association (being the Eleventh Amended and Restated Memorandum and Articles of Association of the Company).

For	Against	Abstain
338,230,036	2,292,410	1,458,545

A copy of the Eleventh Amended and Restated Memorandum and Articles of Association of the Company is attached hereto as Exhibit 99.1, and such exhibit is incorporated by reference herein. The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-252575), Registration Statement on Form F-3 (File No. 333-254768), Registration Statement on Form S-8 (File No. 333-252118) and Registration Statement on Form S-8 (File No. 333-263843).

Exhibits

Exhibit Number	Exhibit Description

99.1	Eleventh Amended and Restated Memorandum and Articles of Association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: January 31, 2023